September 9, 2008

Via Edgar, Federal Express and Facsimile

Jay Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          NVIDIA Corporation
Comments on Form 10-K for the year ended January 27, 2008
Comments on Form 10-Q for the quarter ended July 27, 2008
File Number 000-23985

Dear Mr. Webb:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”) we are submitting for filing this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated August 27, 2008 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended January 27, 2008 and Form 10-Q for the quarterly period ended July 27, 2008.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for the Staff’s convenience have been included in this response letter.

Form 10-Q for the quarterly period ended July 27, 2008.

Financial Statements, page 3

Note 16. Fair Value of Cash Equivalents and Marketable Securities, page 25

1.
We note that approximately 92% of your available for sale securities were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices. Further, please explain to us and investors in future filings the nature of these particular markets and why they would be considered "less active markets" as you refer to them. For example, explain if the market is less active due to the fact that the related auctions are failing.

We advise the Staff that the fair values of our securities valued within the Level 2 hierarchy are primarily determined based on the market price of similar assets as provided by a variety of independent industry standard data providers to our investment custodian, Clearwater Analytics, or Clearwater.  These independent industry standard data providers include companies such as Bloomberg, Merrill Lynch and Lehman Brothers. The fair value measurements provided by Clearwater may be corroborated with prices provided by the independent industry standard data providers. When the fair value is obtained from real-time quotes for transactions in active exchange markets involving identical assets, we classify the instrument within a Level 1 hierarchy. When the fair market value is obtained from quoted market prices of similar assets, we classify the applicable instrument within the Level 2 hierarchy. This approach is consistent with the provisions of Statement of Financial Accounting Standards No. 157, or SFAS No. 157, Fair Value Measurements.

Excluding one equity security, all of our available for sale securities classified within Level 2 hierarchy are valued based on fair value measurements from quoted market prices of similar assets.  As of July 27, 2008, we had one insignificantly valued equity security that we considered to be in a less active market due to the low trading volume of this security on the Toronto Stock Exchange. Therefore, we classified the valuation of this security within the Level 2 hierarchy.  NVIDIA also advises the Staff that we did not hold any auction-rate securities as of July 27, 2008, and do not have any securities with auctions that are failing. We believe our securities in less active markets are insignificant as of July 27, 2008.

NVIDIA respectfully acknowledges the Staff comment and will expand our future disclosures to clarify this matter. In addition, to the extent the amount of securities involved in less active markets becomes significant, we intend to disclose the fair value of our securities that are traded in less active markets, along with a description of the nature of those markets, in our future filings.

2.
We see that all of your cash equivalents and marketable securities valuations are classified as level 1 or level 2 because you "value those using quoted market prices or alternative pricing sources and models utilizing market observable inputs." Please respond to the following:

• Please tell us, and revise future filings to tell investors, what your alternative pricing sources are and how you obtain and corroborate this information.
• Further, please also explain how you develop the models utilizing market observable inputs, explain the nature of these models, why you believe these values represent the current fair value of your investments, any significant assumptions used in the model and how you corroborate the information provided by these models.
• Tell us the amount of the cash equivalents and marketable securities that are valued based on alternative pricing sources as well as the amount based on the models utilizing market observable inputs.
• Please clearly explain to us why you believe the inputs obtained through the use of models utilizing market observable inputs represent level 2 inputs rather than level 3 inputs.
• Please also revise your Critical Accounting Policies in future filings to discuss significant assumptions and estimates made by management in determining fair value.

NVIDIA respectfully advises the Staff that we believe our response to Comment 1 describes our pricing source and how we obtain and corroborate this information.  NVIDIA acknowledges the Staff’s comment and submits that our reference to “alternative pricing sources and models utilizing market observable inputs” in our disclosure of cash equivalents and marketable securities was intended to broadly cover the types of pricing information that may be used. Consistent with our response in Comment 1, we commit to revising our future disclosures to more clearly state the nature of valuations that are classified as Level 2 hierarchy.  Additionally, NVIDIA advises the Staff that the amount of cash equivalents and marketable securities valued based on quoted market prices of similar assets is $1.36 billion, as disclosed within the Level 2 valuation column in Note 16, Fair Value of Cash Equivalents and Marketable Securities, on page 25 of the Form 10-Q for the quarterly period ended July 27, 2008.

NVIDIA respectfully acknowledges the Staff comment regarding Critical Accounting Policies. We will revise our Critical Accounting Policies in our future filings to discuss significant assumptions and estimates, if any, made by management in determining fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, Page 34

Liquidity, page 35

3.
We note that you hold approximately $1.66 billion and $1.81 billion in cash, cash equivalents and marketable securities at July 27, 2008 and January 27, 2008, respectively. Further, we noted that $892.6 million of your portfolio had a maturity of less than a year and a substantial majority of your remaining investments have remaining maturities of three years or less.

• Please clarify for us the amount of your investments that you have classified as short term and as long-term as of July 27, 2008.
• We see your disclosure that recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets causing credit and liquidity issues and the short term funding markets experienced issues during the third and fourth quarter of calendar 2007. We also noted your related disclosure that if the market continues to deteriorate your investment portfolio may be impacted and you could determine some of your investments are impaired. Please explain the current impact of the referenced market conditions on your investment portfolio and how you determined that that you did not have any other than temporary impairments on your portfolio of available for sale investments as of July 27, 2008.
• Please also clarify whether you have the intent and the ability to hold these securities until maturity, if necessary. Refer to SFAS 115, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

NVIDIA advises the Staff that the balance of our cash and cash equivalents was $719.1 million and the balance of our marketable securities was $938.1 million as of July 27, 2008.  All of our cash equivalents and marketable securities are treated as “available-for-sale” under Statement of Financial Accounting Standards No. 115, or SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and, as a result, are classified as short-term.

We advise the Staff that we performed an impairment review of our investment portfolio for the quarterly period ended July 27, 2008, in accordance with our accounting policy as disclosed in Note 1, Organization and Summary of Significant Accounting Policies, Marketable Securities, on page 70 of our Form 10-K for the year ended January 27, 2008.  As of July 27, 2008, the net unrealized loss on marketable securities was $0.5 million. That $0.5 million was comprised of gross unrealized losses of $3.5 million, offset by $3.0 million of unrealized gains as of July 27, 2008.

We believe our portfolio has not been significantly impacted by the current credit and liquidity issues in the financial markets. As of July 27, 2008, and as of the date of this letter, all of our investments are rated as A/A1 or better securities, with the substantial majority of the securities rated AA-/Aa3 or better. Additionally, the net unrealized loss is only 0.2% of our aggregate investment portfolio. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity.  Based on our quarterly impairment review and having considered the guidance in Statement of Financial Accounting Standards Staff Position No. 115-1, or FSP No. 115-1, A Guide to the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, we concluded that our investments were appropriately valued and that no significant other than temporary impairment charges were necessary on our portfolio of available for sale investments for the quarter ended July 27, 2008.

As stated in our accounting policy in Note 1, Organization and Summary of Significant Accounting Policies, Marketable Securities, on page 70 of the Form 10-K for the year ended January 27, 2008, when necessary, we consider general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value.  We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee’s credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment was other than temporarily impaired.

As noted in our response to Comment 1, we also advise the Staff that we did not hold any auction-rate securities as of January 27, 2008 or July 27, 2008, nor do we currently hold any such securities.

Exhibit 31

4.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

NVIDIA respectfully acknowledges the Staff comment and in our future filings we will remove the title of the certifying individuals at the beginning of the certifications required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. We will apply this practice in our future filings, beginning with our Form 10-Q to be filed for the quarterly period ending October 26, 2008.

In connection with responding to the Staff’s comments, NVIDIA acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 486-2000 regarding any questions or comments on this matter.

Sincerely,

/s/ Marvin D. Burkett
Marvin D. Burkett
Chief Financial Officer

cc:           Jen-Hsun Huang
Raman Chitkara (PricewaterhouseCoopers LLP)
            Eric C. Jensen (Cooley Godward Kronish LLP)